                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1   )*
                                          -----

                                 FAROUDJA, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.001 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  311643 10 0
           --------------------------------------------------------
                                 (CUSIP Number)

           MERV ADELSON, 10900 WILSHIRE BOULEVARD, SUITE 950,
           LOS ANGELES, CALIFORNIA  90024
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 9, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  6  Pages
                                        ---


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CUSIP No. 311643 10 0                 13D                 Page  2  of  6  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     MERV ADELSON
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                           PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                           UNITED STATES OF AMERICA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              750 Shares
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              1,033,429 Shares
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              750 Shares
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              1,033,429 Shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       1,034,179 Shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                       8.57%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                   IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 311643 10 0                 13D                 Page  3  of  6  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     ADELSON INVESTORS, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                           WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                           Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              958,093
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              958,093
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                       958,093
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                       7.94%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                   OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO. 311643 10 0                SCHEDULE 13D


ITEM 1.        SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, $.001 par value, of Faroudja, Inc., whose principal executive offices are located at 750 Palomar Avenue, Sunnyvale, California 94096.

ITEM 2.        IDENTITY AND BACKGROUND

     This Schedule 13D is filed on behalf of Merv Adelson and Adelson Investors, LLC, a Delaware limited liability company. The business address of Mr. Adelson and Adelson Investors, LLC is 10900 Wilshire Boulevard, Suite 950, Los Angeles, California 90024. Mr. Adelson is a private investor and Adelson Investors, LLC is a Delaware limited liability company.

     Neither Mr. Adelson nor Adelson Investors, LLC has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Adelson is a citizen of the United States of America and Adelson Investors is a Delaware limited liability company.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Adelson Investors, LLC directly owns 958,093 shares of Faroudja, Inc. common stock, all of which were acquired with working capital in the following manner:

          (a) In March, 1996 (i) Faroudja, Inc. issued 1,043,105 shares of its Common Stock for an aggregate purchase price of $4.0 million of which 213,642 shares were issued to Adelson Investors, LLC; (ii) Yves and Isabell Faroudja (the "Founders") sold an aggregate of 3,569,395 share of Common Stock of Faroudja, Inc. for an aggregate purchase price of $14.0 million, of which 731,062 shares were purchased by Adelson Investors, LLC; and (iii) the Founders granted Adelson Investors, LLC an option to purchase 486,875 shares of Faroudja, Inc.'s Common Stock (the "Founder's Option") for an exercise price of $3.90 per share.

          (b) In September, 1997, Adelson Investors, LLC exercised its Founder's Option for a total purchase price of $1,898,813.

          (c) In June, 1998, Adelson Investors, LLC distributed to its Members an aggregate of 473,486 shares.

     Mr. Adelson directly owns 76,086 shares of Common Stock of Faroudja, Inc. 750 shares were issued to Mr. Adelson by Faroudja, Inc. as compensation for services rendered as a member of the Board of Directors of Faroudja, Inc. and 30,000 shares were purchased in the open market in joint tenancy with his spouse (the "Joint Shares"). The Joint Shares were purchased from personal funds for $8.00 per share, or an aggregate purchase price of $240,000. 23,618 shares were distributed to his spouse from Adelson Investors, LLC. 21,718 shares covered by the Warrant issued pursuant to the Consulting Agreement are currently exercisable.

ITEM 4.        PURPOSE OF TRANSACTION

     Adelson Investors, LLC distributed shares to members of Adelson Investors, LLC pursuant to Adelson Investors Operating Agreement. Neither Adelson Investors, LLC nor Mr. Adelson has any plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; provided, however, that Adelson Investors, LLC and Mr. Adelson reserve the right to acquire additional securities or dispose of securities from time to time.

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;


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          (d)  any change in the present Board of Directors or the management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

     Adelson Investors, LLC directly owns 958,093 shares of Common Stock of Faroudja, Inc. representing 7.94% of the outstanding shares. This number includes (i) 213,642 shares purchased from Faroudja, Inc. in March, 1996;
(ii) 731,062 shares purchased from the Founders in March, 1996; (iii) 486,875 shares obtained upon exercise of the Founder's Option; and (iv) is reduced by 473,486 shares distributed to members of Adelson Investors, LLC in June, 1998.

     Mr. Adelson beneficially owns 1,034,179 shares of Common Stock of Faroudja, Inc., representing 8.57% of the outstanding shares. This number includes (i) 958,093 shares owned directly by Adelson Investors, LLC of which Mr. Adelson has sole voting and investment power; (ii) 30,000 shares owned in joint tenancy with his spouse; (iii) 23,618 shares distributed to his spouse from Adelson Investors, LLC; (iv) 750 shares received from Faroudja, Inc., as compensation for services as a member of the Board of Directors; and (v) 21,718 shares covered by the Warrant issued pursuant to the Consulting Agreement.

     Mr. Adelson is the managing member of Adelson Investors, LLC, and Mr. Adelson has sole voting and investment power with respect to the 958,093 shares directly owned by Adelson Investors, LLC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In December 1996, Faroudja, Inc. (the "Company") entered into a three year consulting agreement ("Adelson Consulting Agreement") with Merv Adelson, a director of the Company pursuant to which Mr. Adelson agreed to provide certain consulting services in the analysis and implementation of potential strategic alliances ("Proposed Strategic Alliances") in the specific field of TV signal enhancement for TV, cable TV, satellite TV and DVDs, including, but not limited to (i) providing the Company with a list of possible corporate investors, partners, customers, buyers, lenders and joint ventures ("Proposed Strategic Alliance Partners"), (ii) coordinating and making approaches to Proposed Strategic Alliance Partners, and (iv) assisting in the negotiation of the principal forms of Proposed Strategic Alliances and preparation of all contracts, documents, approvals and related matters necessary to consummate a Proposed Strategic Alliance with a Proposed Strategic Alliance Partner. The Company has agreed to compensate Mr. Adelson for any strategic alliance or combination of strategic alliances during the term of the agreement in which the Company receives consideration (as defined in the agreement) of at least $5 million, through the issuance of a three year warrant to Adelson for the purchase of 65,152 shares of Common Stock with an exercise price of $.015 per share. 21,718 shares covered by the Warrant are currently exercisable. During the term of the Consulting Agreement, the Company also agreed to use its best efforts to cause the election to the Board of Directors of Mr. Adelson (or a designee of Mr. Adelson reasonably acceptable to the Board of Directors) and an additional designee of Mr. Adelson reasonably acceptable to the Board of Directors. Pursuant to such efforts, Mr. Adelson and Stuart D. Buchalter, as designee of Mr. Adelson, were elected to the Board of Directors.


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ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   June 28, 1998


                                             /s/ Merv Adelson
                                             Merv Adelson


                                             Adelson Investors, LLC


                                             By:  /s/ Merv Adelson
                                                  Merv Adelson, Managing Member